TORTOISE TAX-ADVANTAGED SOCIAL INFRASTRUCTURE FUND, INC.
TERMS AND CONDITIONS OF THE DIVIDEND REINVESTMENT PLAN

Registered holders (“Common Shareholders”) of shares of each class of common stock (the “Common Shares”) of Tortoise Tax-Advantaged Social Infrastructure Fund, Inc. (the “Company”) whose Common Shares are registered with us or with a brokerage firm that participates in our Dividend Reinvestment Plan (the “Plan”) and has coded such holder’s account dividend reinvestment will automatically be enrolled (the “Participants”) in the Plan and are advised as follows:

1. THE PLAN AGENT. U.S. Bancorp Fund Services, LLC (the “Agent”) will act as agent for each Participant. The Agent will open an account for each Participant under the Plan in the same name in which his or her outstanding Common Shares are registered.

2. CASH OPTION. Pursuant to the Company’s Plan, unless a holder of Common Shares otherwise elects, all distributions, including dividends, capital gains, or return of capital will be automatically reinvested by the Agent in additional Common Shares of the Company. Common Shareholders who elect not to participate in the Plan will receive all distributions in cash paid by check mailed directly to the shareholder of record (or, if the shares are held in street or other nominee name then to such nominee) by the Agent, as dividend paying agent. Such Participants may elect not to participate in the Plan and to receive all distributions of dividends and capital gains in cash by sending written instructions to the Agent, as dividend paying agent, at the address set forth below. Please note that the Plan administrator may use an affiliated broker for trading activity, relative to the Plan on behalf of Plan participants.

3. DISTRIBUTIONS. To the extent that a Participant reinvests distributions in additional Common Shares, the Participant will receive an amount of Common Shares of the Fund equal to the amount of the distribution on that Participant’s Common Shares divided by the immediate post-Distribution net asset value per Common Share (“NAV”) of the class of Common Shares held by the Participant. Each Participant’s uninvested funds held by the Agent will not bear interest. The Agent shall have no liability in connection with any inability to purchase Common Shares within the time provided, or with the timing of any purchases effected. The Agent shall have no responsibility for the value of Common Shares acquired.

4. TAXATION. The automatic reinvestment of distributions does not relieve Participants of any federal, state or local taxes which may be payable (or required to be withheld on distributions). Participants will receive tax information annually for their personal records and to help them prepare their federal income tax return. For further information as to tax consequences of participation in the Plan, Participants should consult with their own tax advisors.

5. LIABILITY OF AGENT. The Agent shall at all times act in good faith and agree to use its best efforts within reasonable limits to ensure the accuracy of all services performed under this Agreement and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Agent’s negligence, bad faith, or willful misconduct or that of its employees.

6. RECORDKEEPING. The Agent may hold each Participant’s Common Shares acquired pursuant to the Plan together with the Common Shares of other Common Shareholders of the Company acquired pursuant to the Plan in non-certificated form in the Agent’s name or that of the Agent’s nominee. Each Participant will be sent a confirmation by the Agent of each acquisition made for his or her account as soon as practicable, but in no event later than 60 days, after the date thereof. Upon a Participant’s request, the Agent will deliver to the Participant, without charge, a certificate or certificates for the full Common Shares. Although each Participant may from time to time have an undivided fractional interest in a Common Share of the Company, no certificates for a fractional share will be issued. In the event that the Company makes available to its Common Shareholders rights to purchase additional Common Shares, the Common Shares held for each Participant under the Plan will be added to other Common Shares held by the Participant in calculating the number of rights to be issued to each Participant.

7. PROXY MATERIALS. The Agent will forward to each Participant any proxy solicitation material. The Agent will vote any Common Shares held for a Participant first in accordance with the instructions set forth on proxies returned by such Participant to the Company, and then with respect to any proxies not returned by such Participant to the Company, in the same proportion as the Agent votes the proxies returned by the Participants to the Company.

8. FEES. The Agent’s service fee for handling distributions will be paid by the Company. Each Participant will be charged his or her pro rata share of brokerage commissions on all open-market purchases.

9. TERMINATION IN THE PLAN. Each registered Participant may terminate his or her account under the Plan by notifying the Agent in writing at 615 East Michigan Street, Milwaukee, WI 53202, or by calling the Agent at (855-822-3863). Such termination will be effective with respect to a particular distribution if the Participant’s notice is received by the Agent prior to such distribution record date. The Plan may be terminated by the Agent or the Company upon notice in writing mailed to each Participant at least 60 days prior to the effective date of the termination. Upon any termination, the Agent will cause a certificate or certificates to be issued for the full shares held for each Participant under the Plan and cash adjustment for any fraction of a Common Share at the then current market value of the Common Shares to be delivered to him. If preferred, a Participant may request the sale of all of the Common Shares held by the Agent in his or her Plan account in order to terminate participation in the Plan. If any Participant elects in advance of such termination to have Agent sell part or all of his shares, Agent is authorized to deduct from the proceeds a $15 fee plus the brokerage commissions incurred for the transaction. If a Participant has terminated his or her participation in the Plan but continues to have Common Shares registered in his or her name, he or she may re-enroll in the Plan at any time by notifying the Agent in writing at the address above.

10. AMENDMENT OF THE PLAN. These terms and conditions may be amended by the Agent or the Company at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Agent receives notice of the termination of the Participant’s account under the Plan. Any such amendment may include an appointment by the Agent of a successor Agent, subject to the prior written approval of the successor Agent by the Company.

11. APPLICABLE LAW. These terms and conditions shall be governed by the laws of the State of Delaware.